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SECURITIES AND EXCHANGE COMMISSION
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FEB 24 2010
BRANCH OF REGISTRATIONS AND
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMLISI Financial Alliances, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield,	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr. 413-744-1332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza 755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSANA MARQUES
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Oct. 6, 2011

William H. McCauley, Jr.
Signature

Treasurer and Financial Operations Principal
Title

Susana M. Marques
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MMLISI Financial Alliances, LLC

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Board of Directors and Members of
MMLISI Financial Alliances, LLC:

We have audited the accompanying statement of financial condition of MMLISI Financial Alliances, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2010

MMLISI Financial Alliances, LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 349,489
Commissions receivable	38,149
Prepaid expenses and other assets	28,817
Total assets	$ 416,455
Liabilities and Members' Equity	
Accounts payable and other accrued expenses	$ 23,104
Payables to related parties	5,000
Total liabilities	28,104
Members' Equity	
Series A	345,369
Series B	42,982
Total members' equity	388,351
Total liabilities and members' equity	$ 416,455

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 523,420
Other income	10
Total revenues	523,430
Expenses	
Management fees	110,000
State and regulatory fees	49,496
Rent	17,361
Professional fees	23,636
Other miscellaneous expenses	22,110
Total expenses	222,603
Net income	$ 300,827

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

	Series A		Series B		
	Contributions/ Additional Paid-in Capital	Accumulated Net Income	Contributions/ Additional Paid-in Capital	Accumulated Net (Loss)	Total Members' Equity
Balances at December 31, 2008	$ 195,121	$ 127,498	$ 375,000	$ (332,018)	$ 365,601
Member					
Contributions	134,597	--	--	--	134,597
Distributions	(147,894)	(264,780)	--	--	(412,674)
Net income	--	300,827	--	--	300,827
Balances at December 31, 2009	$ 181,824	$ 163,545	$ 375,000	$ (332,018)	$ 388,351

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 300,827
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of leasehold improvements	980
Changes in operating assets and liabilities:	
Commissions receivable	(1,560)
Prepaid expenses and other assets	(1,409)
Payables to related parties	5,000
Accounts payable and accrued expenses	(7,575)
Accrued rent expense	(4,590)
Net cash provided by operating activities	291,673
Cash flows from financing activities:	
Contributions from members	134,597
Distributions to members	(412,674)
Net cash used in financing activities	(278,077)
Net increase in cash and cash equivalents	13,596
Cash and cash equivalents, beginning of year	335,893
Cash and cash equivalents, end of year	$ 349,489

The accompanying notes are an integral part of these financial statements.

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a Delaware Series Limited Liability Company organized effective June 2001, is a referral broker-dealer, formed for the sole purpose of providing clients of certain professional firms with access to products and services offered by MML Investors Services, Inc. ("MMLISI") and certain other members of MMLISI's parent, Massachusetts Mutual Life Insurance Company ("MassMutual"). In addition, the Company conducts business with MML Insurance Agency ("MMLIAI"), a wholly-owned subsidiary of MMLISI, to provide non-MassMutual insurance products. The Company is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is licensed as a broker-dealer in 49 states, Puerto Rico and the District of Columbia.

As a Series limited liability company, the Company is comprised of Series A and Series B members. The Series A members are professional firms who provide contributions in exchange for non-controlling equity interests. MMLISI is the Series B member and holds the controlling interests (see Footnote 4). All capital contributions, assets, liabilities, income, expenses, earnings, profits, and proceeds with respect to the Series A members are held and accounted for separately from the other assets of the Company, and are referred to as assets belonging to that Series. These assets are available for the payment of the liabilities, expenses, costs or charges in respect of, or allocated to, that Series. The assets belonging to each Series belong to that Series for all purposes, and no other Series, subject only to the rights of creditors of that Series.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In 2009, the Financial Accounting Standards Board ("FASB") issued guidance pertaining to the hierarchy of generally accepted accounting principles. This guidance establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S GAAP. Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. The Codification includes all accounting standards issued by a standard-setter within levels A through D of the current U.S. GAAP hierarchy, including FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and other related literature. This guidance was previously issued as Statement of Financial Accounting Standards ("SFAS") No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,"* and is now referred to as Accounting Standards Codification ("ASC") 105-10, *"Generally Accepted Accounting Principles."* Adoption of the Codification did not have an impact on the Company's consolidated financial statements, other than disclosures.

In May 2009, the FASB issued ASC 855-10, *"Subsequent Events,"* which became effective for interim and annual reporting periods ending after June 15, 2009, and was applied prospectively. This guidance establishes general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or "available to be issued." It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. In addition, it recognizes two types of subsequent events: recognized subsequent events (events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements) formerly called Type I, and non-recognized subsequent events (events that provide evidence about conditions that did not exist at the date of the balance sheet but arose subsequent to that date) formerly called Type II. The Company has adopted the disclosures required by this guidance.

Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

The Series A member equity interests that are identified as belonging to that Series are segregated by the Company in separate third party bank accounts for the protection of each member. (See Note 4).

Revenue Recognition

The Company earns commissions on business referred to MMLISI, MassMutual, MMLIAI, and unrelated third party insurance companies. Commission revenue is recognized when referred business generates a sale for the above companies and when the related income is reasonably determinable.

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a partnership for tax reporting purposes. Therefore, no tax provision is required. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in Other miscellaneous expenses on the Statement of Operations.

3. Related-Party Transactions and Agreements

The Company is party to an Administrative Services Agreement with MassMutual and MMLISI to receive certain administrative and support services. These selected services include, but are not limited to, legal, accounting, administrative, ISS Infrastructure, treasury, audit, licensing and compliance. The Company incurred $50,000 and $60,000 of expense in 2009 under these agreements for services provided by MassMutual and MMLISI, respectively, which is included in Management fees on the Statement of Operations.

As of December 31, 2009, the Company has a $5,000 payable to MMLISI related to expenses paid by MMLISI on the Company's behalf.

4. Members' Equity

As the Principal Member, MMLISI holds all the Series B member interests, 51% of the voting rights, and provides the personnel and infrastructure for the operations of the Company. The remaining 49% of the voting rights are held by Series A members.

At December 31, 2009, $196,113 of cash has been segregated related to the Series A members. (See Notes 1 and 2).

Series A members are allocated their respective revenues based upon business generated. In general, expenses are allocated to the Series A members equally. For the month a member purchases a Series A unit, the allocation is made based upon the number of days the member was active during that month. In 2009, all revenues and expenses of the Company were allocated to the Series A members. In accordance with the Company's LLC agreement, the Company retains the ability to allocate certain extraordinary revenues and expenses to the Series B member in future years.

5. Commitments and Lease Contingencies

The Company entered into an operating lease on its office space effective August 1, 2006. In July 2008, it was negotiated with MassMutual to transfer this lease to an affiliated Agency of MassMutual effective August 1, 2009. For the year ended December 31, 2009, base rent expense on the operating lease totaled $11,346, which is included in Rent expense on the Statement of Operations.

6. Regulatory Requirements

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the "aggregate indebtedness" to "net capital" would exceed 10 to 1. At December 31, 2009, the Company had net capital of $138,787 which was $133,787 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as a Special Account for the Exclusive Benefit of Customers of the Company. Currently, the Company does not plan to execute any financial transactions with customers. The Company will refer customers to MMLISI or MassMutual who will execute the financial transactions.

7. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

8. Litigation and Regulatory Inquiries

The Company may, from time to time, become involved in various governmental and administrative proceedings or regulatory investigations and inquiries arising in and out of the normal course of business. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

9. Subsequent Events

The Company has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

Net Capital Requirement

Total members' equity		$ 388,351
Less non-allowable assets:		
Series A members cash	$ 196,113	
Receivables from related parties	23,906	
Prepaid expenses, other assets, and cash on deposit with FINRA	29,545	249,564
Net capital		$ 138,787

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 28,104
Minimum net capital required to be maintained (Greater of $5,000 or 6-2/3% of 28,104)	5,000
Net capital in excess of minimum requirements	$ 133,787
Ratio of aggregate indebtedness to net capital	0.20 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MMLISI Financial Alliances, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009.

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Members of
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements of MMLISI Financial Alliances, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2010

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MMLISI Financial Alliances, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by MMLISI Financial Alliances, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating MMLISI Financial Alliances, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MMLISI Financial Alliances, LLC's management is responsible for the MMLISI Financial Alliances, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited X-17A-5 (Part III), for the year ended December 31, 2009, excluding the revenues reported in the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the total revenues reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T to the "December 2009 New SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the "December 2009 New SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC 7-T noting that no overpayment carry forward was claimed on the current assessment form

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MMLISI Financial Alliances, LLC
1295 State Street
Springfield, MA 01111
SEC File # 8-53707
Fiscal Year End December 31, 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William McCauley 413-744-1332

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
01/06/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMLISI Financial Alliances, LLC
(Name of Corporation, Partnership or other organization)
William H. McCauley Jr.
(Authorized Signature)
AVP, Chief Financial Officer
(Title)

Dated the 22nd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 389,273
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	366,007
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	366,007
2d. SIPC Net Operating Revenues	$ 23,266
2e. General Assessment @ .0025	$ 58

(to page 1 but not less than $150 minimum)

MMLISI Financial Alliances, LLC
(SEC File Number 8-53707)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2009
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)